UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

COMMISSION FILE NUMBER 1-8359
NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN
(Full title of plan)

NEW JERSEY RESOURCES CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1415 Wyckoff Road
Wall, New Jersey 07719
(address of principal office)

New Jersey
Resources

EMPLOYEES' RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 and 2003
AND FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004

PREPARED FOR FILING AS PART OF THE ANNUAL
RETURN-REPORT OF AN EMPLOYEE BENEFIT PLAN
(FORM 5500)

INDEX

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Two Hilton Court
P.O. Box 319
Parsippany, NJ 07054-0319
USA

Tel: +1 973 683 7000
Fax: +1 973 683 7459
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
New Jersey Resources Corporation
Employees' Retirement Savings Plan
Wall, New Jersey

We have audited the accompanying statements of net assets available for benefits of New Jersey Resources Corporation Employees' Retirement Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as whole.

Deloitte + Touche LLP

June 27, 2005

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Cash	$ 62,524	$ 2,058
Participant Directed Investments:		
Gartmore Morley Stable Value Fund	9,150,284	8,454,029
Diversified Bond Group Trust	2,170,412	2,269,173
Fidelity Puritan Fund	4,550,388	3,839,745
MFS Massachusetts Investors Growth Stock Fund	755,428	614,955
Enhanced Stock Market Fund	6,997,702	5,812,564
Vanguard Windsor II Fund	5,527,617	4,366,520
Invesco Dynamics	-	558,982
T Rowe Price Small Cap	1,833,011	721,464
Franklin Small Capital Growth II	1,775,920	1,036,528
American Funds Capital World Growth/Income Fund	2,551,821	1,745,464
Templeton Foreign	2,062,008	1,542,929
NJR Common Stock Fund 401(k)	4,215,659	3,644,074
Total Participant Directed Investments	41,590,250	34,606,427
Nonparticipant-Directed Investments:		
NJR Common Stock ESOP	27,071,409	24,783,330
Gartmore Morley Stable Value Fund	30,375	13,302
Total Nonparticipant-Directed Investments	27,101,784	24,796,632
Participant Loans	1,817,467	1,443,626
Total investments	70,572,025	60,848,743
Receivables:		
Employer Contributions	32,715	24,935
Participant Contributions	36,622	33,633
Total receivables	69,337	58,568
Total assets	70,641,362	60,907,311
LIABILITIES:		
Net payables for securities purchased	62,524	-
Total liabilities	62,524	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 70,578,838	$ 60,907,311

See notes to financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:		
Investment income:		
Interest income	$ 91,416	$ 93,950
Dividend income	1,585,661	1,224,871
Net appreciation in fair value of investments	6,446,271	9,018,813
Net investment income	8,123,348	10,337,634
Contributions:		
Employer contributions	1,130,533	1,016,953
Employee contributions	3,392,633	3,182,318
Employee rollover contributions	111,331	85,273
Total contributions	4,634,497	4,284,544
Total additions	12,757,845	14,622,178
DEDUCTIONS:		
Participant distributions	2,943,666	2,544,092
Administrative expenses	142,652	136,124
Total deductions	3,086,318	2,680,216
INCREASE IN NET ASSETS	9,671,527	11,941,962
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	60,907,311	48,965,349
END OF YEAR	$ 70,578,838	$ 60,907,311

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

New Jersey Resources Corporation Employees' Retirement Savings Plan (the Plan) is administered through a Benefits Administration Committee (the Committee) appointed by New Jersey Resources Corporation's (the Company or NJR) Board of Directors and complies with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan has two components as described below:

Savings Component

General: The Savings component is represented by deferred contributions, after-tax contributions and employer matching contributions.

All employees of the Company, and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis.

Contributions: Under the Savings component, eligible employees may make contributions of between 1% and 30% of base compensation to the Plan and, of this amount, the calendar year dollar limit in effect for 401(k) contributions shall be permitted as pre-tax contributions. The 30% maximum amount became effective August 1, 2002. The Company contributes an amount equal to 50% of the first 6% of contributing participants' base compensation, subject to certain exceptions as described in the Plan. The participants' contributions are fully vested at all times. The Company's contributions vest on the basis of service ranging from 25% after two years, 50% after three years, 75% after four years, and 100% after five years. Any forfeiture is treated as a reduction to employer contributions.

Effective October 1, 2000, certain employees of NJR Home Services Company who are not covered by the Plan for Retirement Allowances for Represented Employees of New Jersey Natural Gas Company and have one or more year(s) of service receive an annual Company contribution equal to 2% of base compensation for employees with less than five years of service and a 3% contribution for employees with five or more years of service. The contribution is automatically invested in the Gartmore Morley Stable Value Fund, and cannot be reallocated to other investments nor is it eligible for employee loans. In 2005, the Company contributed $22,803 related to these employees for the Plan year ended December 31, 2004 and the amount is included in contributions receivable at December 31, 2004. Effective January 1, 2002, employees who have both reached the minimum age of 50 and the 401K elective deferral limit by the end of the Plan year may elect to contribute an additional $3,000 in pre-tax non-matchable contributions.

All contributions by employees are made through payroll deductions. As directed by the Committee, contributions by employees and the Company are transferred to a Trustee and held in the Plan's Trust Fund for investment and other transactions.

Payment of Benefits: Participants, prior to retirement or termination of service with the Company, may withdraw their contributions from the Savings component subject to certain limitations as described in the Plan. Participants may not withdraw the Company's contributions until they are vested. Withdrawal of deferred contributions may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

Participant Loans: The Plan may loan to a participant an amount that shall not exceed the lesser of 50% of the value of the vested portion of such participant's account, or $50,000. Any participant loan must be for a principal amount of $1,000 or more and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years.

A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

The interest rate for loans will be the current prime lending rate of Wachovia Bank N.A. plus 1% or such other rate as is prescribed by the Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and the Company's matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the same percentage in the same investment options as the participant directed investments. The Plan currently offers twelve investment options for participants.

Forfeited Accounts—At December 31, 2004 and 2003, forfeited nonvested accounts totaled $5,809 and $5,029 respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2004 and 2003, employer contributions were reduced by $5,809 and $5,029, respectively, from forfeited nonvested accounts.

Employee Stock Ownership Plan Component (the ESOP)

General: Effective October 1, 1994, investment in the ESOP was closed to future employees. The ESOP component is represented by amounts held by the Trust in Company Stock. Until September 30, 1994, all employees of the Company and its subsidiaries who had attained age 21 and completion of one year of service were eligible to participate. All participants' respective shares of Company Stock are 100% vested.

Payment of Benefits: Distributions to ESOP participants may be made only in the case of separation of service or attainment of age 55 and completed at least 10 years of participation, and shall be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash.

The following amounts related to the ESOP were included in interest and dividend income and net appreciation in fair value of investments for the years ended December 31:

	2004	2003
Dividend income	$ 821,675	$ 801,378
Net appreciation in fair value of investments	$ 3,028,690	$ 4,222,691

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends from the ESOP and NJR Common Stock funds will be automatically reinvested unless the participant elects a distribution.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Certain administrative expenses of the Plan are paid by the Company as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $0 and $0 as of December 31, 2004 and 2003 respectively.

3. INVESTMENTS

The following investments represent five percent or more of the Plan's net assets as of December 31, 2004 and 2003:

	2004	2003
NJR Common Stock ESOP, 1,219,933 and 1,256,290 shares, respectively	$ 27,071,409	$ 24,783,330
NJR Common Stock 401K, 207,956 and 198,753 shares, respectively	$4,215,659	$3,644,074
Gartmore Morley Stable Fund, 491,443 and 466,938 shares, respectively	$ 9,180,659	$ 8,467,331
Enhanced Stock Market Fund, 87,371 and 81,167 shares, respectively	$ 6,997,702	$ 5,812,564
Vanguard Windsor II Fund, 179,877 and 164,837 shares, respectively	$ 5,527,617	$ 4,366,520
Fidelity Puritan Fund, 240,126 and 207,891 shares, respectively	$ 4,550,388	$ 3,839,745

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Common Trust Funds	$ 1,095,965	$ 1,517,726
Common Stock Funds	3,502,726	4,863,052
Mutual Funds	1,847,580	2,638,035
Net Appreciation	$ 6,446,271	$ 9,018,813

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2004 and 2003, and for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Net assets:		
NJR Common Stock ESOP	$ 27,071,409	$ 24,783,330
Gartmore Morley Stable Value Fund	30,375	13,302
Total Assets	$ 27,101,784	$ 24,796,632
Changes in net assets:		
NJR Common Stock ESOP		
Net appreciation in fair value of investments	3,847,208	5,024,029
Benefits paid to participants	(1,506,916)	(1,340,689)
Transfers to participant-directed investments	(52,213)	(12,560)
Net change	2,288,079	3,670,780
NJR Common Stock ESOP—beginning of year	24,783,330	21,112,550
NJR Common Stock ESOP—end of year	$ 27,071,409	$ 24,783,330
Gartmore Morley Stable Value Fund		
Net appreciation in fair value of investments	905	276
Employer contributions	16,168	13,026
Net change	17,073	13,302
Gartmore Morely Stable Value Fund—beginning of year	13,302	-
Gartmore Morely Stable Value Fund—end of year	$ 30,375	$ 13,302

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 17, 2003, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (the Code) and the Plan and the related trust continue to be exempt.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts and the Plan and the related trust continue to be tax exempt.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 is presented on the cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2004	December 31, 2003
Net assets available for benefits per the financial statements	**$70,578,838**	**$ 60,907,311**
Less: Amounts due from participants per the financial statements	**(36,622)**	**(33,633)**
Less: Amounts due from employer per the financial statements	**(32,715)**	**(24,935)**
Net assets available for benefits per the Form 5500	**$70,509,501**	**$ 60,848,743**

	For the Year ended: December 31, 2004
Contributions received from participants per the financial statements	**$ 3,392,633**
Less: Contributions receivable from participants per the financial statements, December 31, 2004	**(36,622)**
Add: Contributions receivable from participants per the financial statements, December 31, 2003	**33,633**
Contributions received from participants per the 5500	**$3,389,644**

	For the Year Ended: December 31, 2004
Contributions received from employer per the financial statements	**$ 1,130,533**
Less: Contributions receivable from employer per the financial statements, December 31, 2004	**(32,715)**
Add: Contributions receivable from employer per the financial statements, December 31, 2003	**24,935**
Contributions received from employer per the 5500	**$ 1,122,753**

8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the trustee. Wachovia Bank N.A., formerly First Union National Bank, is the Plan Trustee and certain plan assets are invested in First Union Mutual Funds, therefore, First Union is a party-in-interest. Fees paid by the plan to the Trustee amounted to $142,652 and $136,124 for the years ended December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Plan held 1,427,889 units and 1,455,043 units, respectively, of common stock of New Jersey Resources Corporation, the sponsoring employer, with a cost basis of $16,594,228 and $15,968,163, respectively. During the years ended December 31, 2004 and 2003, the Plan recorded dividend income of $951,445 and $915,222 respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the Code and ERISA's rules on prohibited transactions.

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN, PN 005
NEW JERSEY RESOURCES CORPORATION, EIN 22-2376465
AS OF 12/31/04

Description	Cost	Current Value
Participant Directed Funds:		
Common Trust Funds		
* Wachovia Bank, N.A. Enhanced Stock Market Fund	**	$ 2,170,412
* Wachovia Bank, N.A. Diversified Bond Group Trust	**	6,997,702
Total Common Trust Funds	**	$ 9,168,114
Common Stocks		
* NJR Stock 401(K) Fund	**	4,215,659
Total Common Stocks	**	$ 4,215,659
Mutual Funds		
Fidelity Puritan Fund	**	$ 4,550,388
Franklin Strategic Series - Franklin Small Cap Growth Fund II Cl A	**	1,775,920
MFS Massachusetts Investors Growth Stock Fund Cl A	**	755,428
T Rowe Price Small Cap Value Fund Adv Cl	**	1,833,011
Vanguard Windsor II Fund Inv Cl	**	5,527,617
American Captal World Growth and Income Fund Cl R5	**	2,551,821
Templeton Foreign Fund Cl A	**	2,062,008
Gartmore Morely Stable Value Fund Instl	**	9,150,284
Total Mutual Funds	**	$ 28,206,477
* Participant Loans (maturing 2005 to 2014 at interest rates at 5.00% - 10.5%)	$ 1,817,467	$ 1,817,467
Non-Participant Directed Funds:		
Common Stocks		
* Daily NJR Stock ESOP	$ 12,736,405	$ 27,071,409
Total Common Stocks	$ 12,736,405	$ 27,071,409
Mutual Funds		
Gartmore Morely Stable Value Fund Instl	29,195	30,375
Total Mutual Funds	$ 29,195	$ 30,375
Total Investments		$ 70,509,501

* Party-in-interest
** Cost information is not required for participant-directed investment and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

New Jersey Resources Service Corporation
Employees' Retirement Savings Plan

Date: June 29, 2005

By: Deborah G. Zilai
Deborah G. Zilai
Plan Administrator

Glenn C. Lockwood
Plan Sponsor

EXHIBIT INDEX

Exhibit Number

99	Consent of Independent Registered Public Accounting Firm

Deloitte.

Deloitte & Touche LLP
Two Hilton Court
P.O. Box 319
Parsippany, NJ 07054-0319
USA

Tel: +1 973 683 7000
Fax: +1 973 683 7459
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 33-52409 and 33-57711 of New Jersey Resources Corporation on Form S-8 and Form S-3, respectively, of our report dated June 27, 2005, appearing in this Annual Report on Form 11-K of New Jersey Resources Corporation Employees' Retirement Savings Plan for the year ended December 31, 2004.

Deloitte + Touche LLP

June 28, 2005